UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

North Haven Private Income Fund LLC (Name of Subject Company (Offeror and Issuer))

North Haven Private Income Fund LLC (Name of Filing Persons (Issuer))

Class S Units (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

 Michael Occi
MS Capital Partners Adviser Inc.
1585 Broadway
New York, NY 10036
(212) 761-8038
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to: Thomas J. Friedmann William J. Bielefeld Matthew J. Carter Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 8, 2025 by North Haven Private Income Fund LLC (the “Company”) in connection with an offer by the Company to purchase up to 9,057,442 of its outstanding Class S Units (the “Units”) at a price equal to the net asset value per Unit as of June 30, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The Offer expired at 12:01 a.m., Eastern Time, on June 7, 2025 and approximately 5,702,776 Units were validly tendered and not withdrawn prior to the expiration of the Offer. The Company paid on or about July 30, 2025 to the tendering unitholders a total of approximately $107,041,100, representing the net asset value as of June 30, 2025 of the total amount of the Units tendered by unitholders. The Units were repurchased at a price of $18.77 per Unit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH HAVEN PRIVATE INCOME FUND LLC

By:	/s/ David Pessah
Name:	David Pessah
Title:	Chief Financial Officer

Dated: July 30, 2025